                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*


                          Socket Communications, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  833 672 108
                                ---------------
                                 (CUSIP Number)


                           -----------------------
                                 InfoCast AB
                       (formerly Cetronic Aktiebolag (Publ))
                               Kungsholms Strand 147
                                SE-11428 Stockholm
                                      Sweden


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 8, 1999
                           -------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 833 672 108                                     Page  2  of  6  Pages


-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO OF ABOVE PERSONS (ENTITIES ONLY)

                             InfoCast AB (formerly Cetronic Aktielolag (Publ))
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
  3  SEC Use Only

-------------------------------------------------------------------------------
  4  Source of Funds*                                             Inapplicable

-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION                               Sweden

-------------------------------------------------------------------------------
Number of              7  Sole Voting Power                    866,000
  Shares              --------------------------------------------------
Beneficially           8  Shared Voting Power                      -0-
 Owned By             --------------------------------------------------
   Each                9  Sole Dispositive Power               866,000
 Reporting            --------------------------------------------------
Person With           10  Shared Dispositive Power                 -0-
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      866,000

-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.1%

-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*                                              CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 833 672 108                                     Page  3  of  6  Pages

ITEM 1.  SECURITY AND ISSUER.

(a)    Common Stock

(b)    Socket Communications, Inc.
       37400 Central Court
       Newark, CA 94560

ITEM 2.  IDENTITY AND BACKGROUND.

The information in this Item 2, as well as the information under Items 3, 4, 5 and 6, is provided for each reporting person and for each person for whom information is required to be provided by General Instruction C to Schedule 13D (Reg. Section 240.13d-101).

CETRONIC AKTIEBOLAG (PUBL)

(a) InfoCast AB (formerly Cetronic Atkiebolag (Publ)), a corporation formed under the laws of Sweden ("INFOCAST")

(b)    Kungsholms Strand 147
       SE-11428 Stockholm
       Sweden

(c) Develops and markets software and hardware for wireless communications markets.

(d) During the last five years, InfoCast has not been convicted in a criminal proceeding.

(e) During the last five years, InfoCast was not a party to a civil proceeding of a judicial or administrative body as a result of which InfoCast was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF INFOCAST.

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of InfoCast. Each of the directors and executive officers of InfoCast with the exception of Per-Christian Berntsen is a citizen of Sweden. Mr. Berntsen is a citizen of Norway.

Name and Business Address                                   Present Principal Occupation
Directors and Executive Officers of InfoCast

Lars-Olof Backman                                           Chairman of the Board
Lappstigen 1                                                Member of Telenor Venture A/S Advisory Board
181 35 Lidingo, Sweden

Gino Vettese                                                President, LinneGroup
Flatskeddegatan 3
426 58 Vastra Frolunda, Sweden

                                 SCHEDULE 13D

CUSIP No. 833 672 108                                     Page  4  of  6  Pages

Jan-Erik Larsson                                            Owner of Jelka Forvaltning AB
Thulegatan 25 1 tr
852 36 Sundsvall, Sweden

Kurt Sjoblom                                                Consultant to Cetronic
Kungsholms Strand 147
114 28 Stockholm, Sweden

Per-Christian Bernsten                                      Vice-President, Seatex A/S
Universittetsgt 7
P.O. Box 6746
St. Olavs Plass
0130 Oslo, Norway

Jorgen Friman                                               Managing Director
Kungsholms Strand 147
114 28 Stockholm, Sweden

(d) During the last five years, none of the above executive officers and directors of InfoCast has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of InfoCast has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actvities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Inapplicable

ITEM 4.  PURPOSE OF TRANSACTION.

        The reporting person is filing this amendment to reflect the fact that it has sold more than one percent (1%) of its holdings of Socket securities.

        No person named in Item 2 to this Schedule 13D currently has any plans or proposals which relate to or would result in: (a) the acquisition by any such person of any additional securities of Socket, or the dis-position of securities of Socket; (b) an extraordinary corporate transaction, such as a merger or liquidation, involving Socket or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Socket or any of its subsidiaries; (d) any change in the present Board of Directors or management of Socket, including any plans or proposals to change the number or term or directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Socket; (f) any other material change in Socket's business or corporate structure; (g) changes in Socket's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Socket by any person; (h) causing a class of securities of Socket to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Socket becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table sets forth the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned (identifying those shares which there is a right to acquire) by InfoCast. The following information is based upon information regarding the number of securities outstanding as set forth in Socket's most

                                 SCHEDULE 13D

CUSIP No. 833 672 108                                     Page  5  of  6  Pages

        recent filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                                                   Number of Shares                     Percentage of Class
                           Person                  Beneficially Owned                   Beneficially Owned
                           ------                  ------------------                   -------------------
                                                                  Right to                               Right to
                                                   Aggregate      Acquire               Aggregate        Acquire
                                                   ---------      --------              ---------        --------
                           InfoCast                866,000        -0-                      8.1%          -0-

(b) The information contained in Lines (7), (8), (9) and (10) of the cover page hereof (Page 2) is incorporated herein by this reference.

(c) The following table sets forth the amount of Socket securities sold by InfoCast since InfoCast's last report on Schedule 13D including the dates of the transactions and the price per share. All such securities were sold in open market transactions through SG Cowen Securities Corporation.

        Trade Date                    Number of Shares                Per Share Price ($)
        ----------                    ----------------                ------------------
        5/28/99                       5,897                           0.5625
        5/28/99                       5,000                           0.5625
        6/8/99                        158,000                         0.5625
        6/22/99                       55,000                          0.65625
        6/22/99                       35,000                          1.4671
        6/29/99                       28,000                          1.125
        6/30/99                       18,000                          1.125
        7/1/99                        7,000                           1.125
        7/2/99                        2,000                           1.04
        7/2/99                        3,000                           1.0625
        7/2/99                        20,000                          1.03125
        7/6/99                        25,830                          1.125
        7/7/99                        15,000                          1.1258
        7/7/99                        60,000                          1.1273
        7/9/99                        50,000                          1.0023
        7/13/99                       35,000                          1.125
        7/14/99                       10,000                          1.125
        7/14/99                       5,000                           1.125
        7/15/99                       35,000                          1.125
        7/16/99                       10,000                          1.125
        7/19/99                       50,000                          1.0944
        7/20/99                       25,000                          1.09375
        7/21/99                       37,000                          1.09375
        7/22/99                       20,000                          1.09375
        7/23/99                       8,000                           1.09375
        7/23/99                       2,500                           1.0625
        7/27/99                       5,500                           1.0625
        7/27/99                       7,000                           1.0625
        7/28/99                       25,000                          1.0625
        7/28/99                       32,000                          1.0625

                                 SCHEDULE 13D

CUSIP No. 833 672 108                                     Page  6  of  6  Pages

        Trade Date (Cont'd)           Number of Shares (Cont'd)       Per Share Price ($) (Cont'd)
        ----------                    ----------------                ------------------
        7/29/99                       20,000                          1.0625
        7/29/99                       5,000                           1.07
        7/29/99                       3,000                           1.08
        8/18/99                       10,000                          0.71875
        8/19/99                       3,215                           0.71875
        8/23/99                       56,000                          0.72
        8/24/99                       25,000                          0.75
        8/24/99                       25,000                          0.78125
        8/25/99                       15,000                          0.78125
        8/26/99                       10,000                          0.78125
        8/26/99                       10,000                          0.8125
        8/27/99                       15,000                          0.8158
        8/30/99                       50,000                          0.875
        8/31/99                       25,000                          0.9375
        9/1/99                        25,000                          0.96875
        9/7/99                        20,000                          1.00
        9/8/99                        10,000                          1.01
        9/9/99                        4,000                           1.00

(d)     Inapplicable.

(e)     Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None of the reporting persons has any contracts, arrangements, under-standings or relationships (legal or otherwise) with any person with respect to any securities of Socket, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of profits or loss, or the giving or witholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Inapplicable.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 1999              InfoCast AB, a
                                       Swedish corporation


                                       By:  /s/ Richard A. Horning
                                          ------------------------------------
                                          Richard A. Horning, Atorney-In-Fact*

* The Power of Attorney previously filed with the Commission and appointing Richard A. Horning as attorney-in-fact for InfoCast AB (formerly Cetronic Aktiebolag (Publ)) is hereby incorporated by this refernce.